                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 10-SB/A
                                AMENDMENT NO. 1



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934



                                 MEGAWORLD, INC.
                 (Name of Small Business Issuer in its charter)


         Delaware                                        11-3118271
     -----------------------------------------------------------------------
         (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                  Identification No.)


         6250 North Rosslyn Road, Houston, Texas         77091-3410
     -----------------------------------------------------------------------
         (Address of principal executive offices)        (Zip Code)


Issuer's telephone number:   (713)462-6906


Securities to be registered pursuant to Section 12(b) of the Act:


  Title of each class                       Name of each exchange on which
  to be so registered                       Each class is to be registered
        none
  -------------------                       ------------------------------

  -------------------                       ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock $0.0001 par value
                         ------------------------------
                                (Title of Class)

         Following herewith is Part F/S of the registration statement on Form 10-SB for Registrant, identical in all respects to Registrant's original filing of Part F/S except that the Independent Auditor's Report, dated November 11, 1999, has been revised to include the conformed signature of Hein + Associates LLP, which was inadvertently omitted from Registrant's original filing.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS



Independent Auditor's Report..............................................................................    F-2

Consolidated Balance Sheets as of December 31, 1998, September 30, 1999
         and December 31, 1999 (unaudited)................................................................    F-3

Consolidated Statements of Operations for the Year Ended December 31, 1998,
         the Nine Months Ended September 30, 1999 and the Three Months Ended
         December 31, 1998 and 1999 (unaudited)...........................................................    F-4

Consolidated Statements of Changes in Stockholders' Deficit for the Year Ended
         December 31, 1998, the Nine Months Ended September 30, 1999 and the
         Three Months Ended December 31, 1999 (unaudited).................................................    F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 1998,
         the Nine Months Ended September 30, 1999 and the Three Months Ended
         December 31, 1998 and 1999 (unaudited)...........................................................    F-6

Notes to Consolidated Financial Statements................................................................    F-7

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
MegaWorld, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of MegaWorld, Inc. as of September 30, 1999 and December 31, 1998, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaWorld, Inc. as of September 30, 1999 and December 31, 1998, and the consolidated results of its operations and its cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that MegaWorld, Inc. will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company incurred losses of $2,413,831 and $601,589 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. As a result of these losses, the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements have deteriorated. These matters raise substantial doubt about the Company's ability to continue as a going concern without new sources of working capital. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Hein + Associates LLP
Houston, Texas
November 11, 1999

                                 MEGAWORLD, INC.


                           CONSOLIDATED BALANCE SHEETS


                                                                                December 31,    September 30,   December 31,
                                                                                   1998            1999            1999
                                                                                ------------    ------------    ------------
                                                                                                                 (unaudited)

                                                              ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ................................................   $    243,675    $     83,230    $     23,948
   Receivables:
      Trade, no allowance for doubtful accounts .............................      1,604,222       1,652,970         591,837
      Receivable from related party .........................................        186,729         244,914         239,914
      Other .................................................................         83,725          28,500          28,500
   Costs and estimated earnings in excess of billings on
      uncompleted contracts .................................................        845,317          30,646            --
   Inventory ................................................................        170,243         169,417         152,231
                                                                                ------------    ------------    ------------
         Total current assets ...............................................      3,133,911       2,209,677       1,036,430
PROPERTY AND EQUIPMENT, net .................................................      4,607,488       4,433,207       4,358,943
ASSET HELD FOR SALE .........................................................        622,500         622,500         622,500
OTHER ASSETS ................................................................        244,409         273,886         269,108
                                                                                ------------    ------------    ------------
         Total assets .......................................................   $  8,608,308    $  7,539,270    $  6,286,981
                                                                                ============    ============    ============

                                        LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
   Current portion of long-term debt ........................................   $    421,500    $  3,553,154    $  3,486,396
   Line of credit ...........................................................      1,000,000       1,000,000         841,234
   Advances from investors ..................................................           --           513,000         579,030
   Current portion of capital lease obligation ..............................         51,304          49,677          48,042
   Notes and other payables to stockholders .................................      9,581,878       1,746,076       1,751,075
   Trade accounts payable ...................................................      1,592,810       1,951,496       2,118,393
   Accrued expenses .........................................................        442,117         876,350         756,048
   Billings in excess of costs and estimated earnings on uncompleted
      contracts .............................................................      1,067,259       1,378,865         533,355
                                                                                ------------    ------------    ------------
         Total current liabilities ..........................................     14,156,868      11,068,618      10,089,468
LONG-TERM DEBT, net of current portion ......................................      3,769,163         236,976         230,000
CAPITAL LEASE OBLIGATION, net of current portion ............................        142,357         107,587          95,300
DEFERRED INCOME TAXES .......................................................          6,161           6,161           6,161
                                                                                ------------    ------------    ------------
         Total liabilities ..................................................     18,074,549      11,419,342      10,445,036
COMMITMENTS AND CONTINGENCIES  (Notes 1 and 10)
STOCKHOLDERS' DEFICIT:
   Common stock, $0.0001 par value; 98,808,259 shares authorized;
      24,315,926, 40,180,706 and 40,220,706 shares issued and outstanding at December 31, 1998, September 30, 1999, and December 31, 1999
      (unaudited), respectively .............................................          3,378           4,018           4,022
   Class A common stock, $0.0001 par value; 1,191,741
      shares authorized; none issued ........................................           --              --              --
   Additional paid-in capital ...............................................           --         7,999,360       8,015,956
   Accumulated deficit ......................................................     (9,469,619)    (11,883,450)    (12,178,033)
                                                                                ------------    ------------    ------------
         Total stockholders' deficit ........................................     (9,466,241)     (3,880,072)     (4,158,055)
                                                                                ------------    ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT .................................   $  8,608,308    $  7,539,270    $  6,286,981
                                                                                ============    ============    ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.
                                       F-3

                                 MEGAWORLD, INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                            THREE           THREE
                                                          NINE MONTHS       MONTHS          MONTHS
                                         YEAR ENDED          ENDED          ENDED           ENDED
                                         DECEMBER 31,    SEPTEMBER 30,   DECEMBER 31,    DECEMBER 31,
                                             1998             1999           1998            1999
                                         ------------    ------------    ------------    ------------
                                                                                 (unaudited)
CONTRACT REVENUES                        $ 17,402,412    $  7,608,478    $  4,619,844    $  1,437,848

COST OF CONTRACT REVENUES                  13,312,655       5,628,244       3,083,851         867,450
                                         ------------    ------------    ------------    ------------

GROSS PROFIT                                4,089,757       1,980,234       1,535,993         570,398

GENERAL AND ADMINISTRATIVE EXPENSES         4,279,614       3,556,703       1,305,331         738,182

INTEREST EXPENSE, NET                         411,732         837,362         298,545         126,799
                                         ------------    ------------    ------------    ------------

NET LOSS                                 $   (601,589)   $ (2,413,831)   $    (67,883)   $   (294,583)
                                         ============    ============    ============    ============

EARNINGS PER SHARE - BASIC AND DILUTED   $      (0.03)   $      (0.08) $            -    $      (0.01)
                                         ============    ============    ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING        21,391,298      29,804,881      16,538,227      40,203,829
                                         ============    ============    ============    ============




       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                MEGAWORLD, INC.


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
       YEAR ENDED DECEMBER 31, 1998, NINE MONTHS ENDED SEPTEMBER 30, 1999
              AND THREE MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)



                                                      COMMON STOCK            ADDITIONAL
                                               ---------------------------     PAID-IN       ACCUMULATED
                                                  SHARES         AMOUNT        CAPITAL          DEFICIT          TOTAL
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, January 1, 1998 (restated)              5,100,000   $        510   $    476,490    $ (1,119,874)   $   (642,874)

   Common stock issued for contribution of
      net liability from affiliated entity
      (restated)                                  5,100,000            510       (219,828)              -        (219,318)

   Conversion of capital to MegaWorld for
      reverse merger                             23,580,706          2,358         (4,818)              -          (2,460)

   Distribution to stockholder                            -              -       (251,844)     (7,748,156)     (8,000,000)

   Net loss                                               -              -              -        (601,589)       (601,589)
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, December 31, 1998                      33,780,706          3,378              -      (9,469,619)     (9,466,241)

   Conversion of stockholder note payable to
      common stock                                6,400,000            640      7,999,360               -       8,000,000

   Net loss                                               -              -              -      (2,413,831)     (2,413,831)
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, September 30, 1999                     40,180,706          4,018      7,999,360     (11,883,450)     (3,880,072)

   Issuance of common stock for services
      rendered (unaudited)                           40,000              4         16,596               -          16,600

   Net loss (unaudited)                                   -              -              -        (294,583)       (294,583)
                                               ------------   ------------   ------------    ------------    ------------

BALANCES, December 31, 1999 (unaudited)          40,220,706   $      4,022   $  8,015,956    $(12,178,033)   $ (4,158,055)
                                               ============   ============   ============    ============    ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                   THREE            THREE
                                                                    YEAR         NINE MONTHS       MONTHS           MONTHS
                                                                    ENDED          ENDED           ENDED            ENDED
                                                                DECEMBER 31,    SEPTEMBER 30,    DECEMBER 31,   DECEMBER 31,
                                                                    1998            1999            1998            1999
                                                                ------------    ------------     -----------    ------------
                                                                                                         (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                     $   (601,589)   $ (2,413,831)   $    (67,883)   $   (294,583)
   Adjustments to reconcile net loss to net cash provided by
      (used in) operating activities:
         Depreciation and amortization                               183,844         231,550         123,651          74,264
         Common stock issued for consulting services                       -               -               -          16,600
         Changes in assets and liabilities:
            Accounts receivable                                     (845,618)        (51,708)        170,862       1,066,133
            Costs and estimated earning in excess of billings
               on uncompleted contracts                             (662,756)        814,671        (257,349)         30,646
            Inventory                                               (131,092)            826         (93,342)         17,186
            Other assets                                            (172,170)        (29,474)        (70,312)          4,778
            Trade accounts payable                                  (124,068)        358,686         468,231         166,897
            Accrued expenses                                         318,180         434,230         155,075        (120,302)
            Billings in excess of costs and estimated
               earnings on uncompleted contracts                      64,347         311,606         676,724        (845,510)
                                                                ------------    ------------    ------------    ------------
               Net cash provided by (used in) operating
                  activities                                      (1,970,922)       (343,444)      1,105,657         116,109

CASH FLOWS FROM INVESTING ACTIVITIES - purchases of property
   and equipment                                                    (444,172)        (57,269)       (150,888)              -

CASH FLOWS FROM FINANCING ACTIVITIES:
   Advances (repayments) on notes payable from stockholders        1,581,878         164,198         (37,652)          4,999
   Advances on notes payable                                       2,048,800         512,476               -          66,030
   Repayments of notes payable                                    (1,145,904)       (400,009)       (869,140)       (258,563)
   Change in capital lease obligations                               (42,594)        (36,397)        (44,472)         12,143
                                                                ------------    ------------    ------------    ------------
               Net cash provided by (used in) financing
                  activities                                       2,442,180         240,268        (951,264)       (175,391)
                                                                ------------    ------------    ------------    ------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                               27,086        (160,445)          3,505         (59,282)

CASH AND CASH EQUIVALENTS, at beginning of period                    216,589         243,675         240,170          83,230
                                                                ------------    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, at end of period                     $    243,675    $     83,230    $    243,675    $     23,948
                                                                ============    ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest                                       $    223,229    $    315,886    $     59,972    $     18,387
                                                                ============    ============    ============    ============
   Equipment acquired under capital leases                      $     92,297  $            -  $            -  $            -
                                                                ============    ============    ============    ============
   Issuance of common stock for conversion of note payable to
      the majority stockholder                                $            -    $  8,000,000  $            -  $            -
                                                                ============    ============    ============    ============
   Contribution of net liabilities from a related entity        $    219,318  $            -    $    219,318  $            -
                                                                ============    ============    ============    ============
   Note payable issued to stockholders in merger                $  8,000,000  $            -    $  8,000,000  $            -
                                                                ============    ============    ============    ============

       SEE ACCOMPANYING NOTES TO THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)



1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

         Organization - MegaWorld, Inc. ("MegaWorld" or the "Company") was incorporated under the laws of the state of Delaware on February 15, 1989. On November 11, 1998, Texas TBS, Inc. ("Texas TBS") acquired the majority of the outstanding common stock of MegaWorld. Texas TBS, a privately held corporation, was incorporated under the laws of the state of Texas on September 18, 1998 to be the surviving corporation of a merger with Total Building Systems, Inc. (the "Merger") on November 11, 1998, which was accounted for similar to a pooling of interest method of accounting due to common ownership of the entities. Total Building Systems, Inc. ("TBS"), a privately held corporation, was incorporated under the laws of the state of Texas on January 27, 1995. TBS manufactures modular living quarters for offshore drilling platforms and modular buildings for private use. The Company is currently located in Houston, Texas. See Note 2 "Reverse Acquisition By Texas TBS."

         For accounting purposes, the acquisition of Texas TBS by MegaWorld (the "Reverse Acquisition") has been treated as a reverse acquisition of MegaWorld by Texas TBS due to change in control of MegaWorld ownership. Accordingly, the historical financial statements prior to November 11, 1998 are those of Texas TBS and TBS. All transaction costs were expensed during fiscal 1998.

         The Company also owns 100% of ITS Telephony, Inc. ("ITS"). ITS is a start-up company in the telecommunications industry. There were no revenues from ITS operations prior to September 30, 1999.

         Continuing Operations - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company incurred losses of $2,413,831 and $601,589 from operations and negative cash flows of $343,444 and $1,970,922 from operating activities for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively, and had a working capital deficit of $8,858,941 and stockholders' deficit of $3,880,072 as of September 30, 1999. As a result of these losses, the Company's working capital position and ability to generate sufficient cash flows from operations to meet its operating and capital requirements has deteriorated. These factors, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

         The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management is currently in discussions with several groups to provide additional working capital to support operations until internal cash flows are sufficient to support operations. The Company has relied on its majority stockholder to fund its cash requirements in the past. The Company does not expect the majority stockholder will continue to fund its cash requirements in the near term.

         The Company will seek to find a permanent financing source to replace the majority stockholder. In the event that a financing source is not found, portions of the Company's future operations would be curtailed. The Company believes that it will be successful in removing the threat concerning its ability to continue as a going concern by raising additional capital from the issuance of stock or other notes. The Company is pursuing other sources of financing, but there is no assurance any source of financing will be available.

         Change in Year End - The Company has changed its year end from December 31 to September 30 in 1999.

         Revenue and Cost Recognition - Profits and losses on construction and fabrication contracts are recorded on the percentage-of-completion method of accounting, measured by the percentage-of-contract costs incurred to date to estimated total contract costs for each contract. Contract costs include raw materials, direct labor, amounts paid to subcontractors, equipment rented and an allocation of overhead expenses. Anticipated losses on uncompleted construction contracts are charged to operations as soon as such losses can be estimated. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

         The asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

         Property and Equipment - Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the term of the lease. Buildings are depreciated over 40 years using the straight-line method. Major improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

         Income Taxes - The Company accounts for income taxes on the liability method under which the amount of deferred income taxes is based upon the tax effects of the differences between the financial and income tax basis of the Company's assets and liabilities and operating loss carryforwards at the balance sheet date based upon existing laws. Deferred tax assets are recognized if it is more likely than not that the future income tax benefit will be realized.

         Long-lived Assets - The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has not identified any such impairment losses.

         Use of Estimates - The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         The Company's estimate of the value of the asset held for sale (as described in Note 11) is expected to change as future information becomes available. Such changes in the value of the asset held for sale will be reflected as a purchase price adjustment in the period in which such amounts are determinable.

         Fair Value of Financial Instruments - The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated fair values due to the short-term debt is stated at market rates. All other debt is approximate at fair value due to its current maturity.

         Cash Equivalents - For purposes of reporting cash flows, cash equivalents include highly liquid investments purchased with maturity of three months or less at the date of purchase.

         Concentration of Credit Risk - Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. Management does not believe a significant credit risk existed at September 30, 1999. The Company maintains deposits in banks which exceed, at times, the federal deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any possible deposit loss is minimal.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

         Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholder equity, exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The Company's comprehensive income (loss) was equal to its net loss for the nine months ended September 30, 1999 and the year ended December 31, 1998.

         Unlimited Interim Information - The accompanying financial information as of December 31, 1999 and for the three-month periods ended December 31, 1998 and 1999 has been prepared by MegaWorld, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to fairly present such information in accordance with generally accepted accounting principles.


2.       REVERSE ACQUISITION BY TEXAS TBS:

         On November 11, 1998, the stockholders of Texas TBS approved a Reverse Acquisition transaction with MegaWorld through an acquisition/merger agreement (the "Agreement"). Pursuant to the Agreement, each outstanding share of common stock of Texas TBS, par value $.01 per share, was converted to the right to receive 1020 shares of MegaWorld, par value $.0001 per share. For financial statement purposes, Texas TBS is considered the acquiring company, and this transaction has been treated as a purchase by Texas TBS of MegaWorld. For legal purposes, however, MegaWorld remained the surviving entity. Therefore, the combined entity retained MegaWorld's capital structure, and the common stock transactions prior to the merger have been restated based upon the 1020 exchange ratio (see Note 7 for further discussion of capital stock activity). Additionally, the majority stockholder of Texas TBS was given a note payable from MegaWorld of $8,000,000 in conjunction with the Merger (see Note 8 for further discussion of terms of this note.) Proforma amounts are not shown for the operations of MegaWorld from January 1, 1998 to the reverse merger date as such information is considered immaterial to the Texas TBS financial statements.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


3.       CONSTRUCTION ACCOUNTS:

         Costs, estimated earnings and billings on uncompleted contracts consisted of the following:


                                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                                    1998              1999
                                                                              ----------------   ----------------

        Costs incurred on uncompleted contracts                               $     5,903,700    $     1,055,866
        Estimated earnings on uncompleted contracts                                 1,851,802            338,014
                                                                              ---------------    ---------------
                                                                                    7,755,502          1,393,880
        Less billings to date                                                      (7,977,444)        (2,742,099)
                                                                              ---------------    ---------------
                                                                              $      (221,942)   $    (1,348,219)
                                                                              ===============    ===============

         These amounts are included in the accompanying balance sheets under the following captions:


                                                                                DECEMBER 31,      SEPTEMBER 30,
                                                                                    1998              1999
                                                                              ----------------   ----------------
          Costs and estimated earnings in excess of
              billings on uncompleted contracts                               $       845,317    $        30,646
          Billings in excess of costs and estimated
              earnings on uncompleted contracts                                    (1,067,259)        (1,378,865)
                                                                              ---------------    ---------------
                                                                              $      (221,942)   $    (1,348,219)
                                                                              ===============    ===============

        The following summarizes the results of construction contracts:


                    NINE MONTHS ENDED                     REVENUE                                GROSS PROFIT
                    SEPTEMBER 30, 1999                     EARNED          COST INCURRED          RECOGNIZED
         -----------------------------------------    ----------------    -----------------    ----------------
         Completed contracts                          $     6,214,598     $     4,572,378      $     1,642,220
         Uncompleted contracts                              1,393,880           1,055,866              338,014
                                                      ---------------     ---------------      ---------------
                                                      $     7,608,478     $     5,628,244      $     1,980,234
                                                      ===============     ===============      ===============


                        YEAR ENDED                         REVENUE                               GROSS PROFIT
                    DECEMBER 31, 1998                      EARNED           COST INCURRED         RECOGNIZED
         -----------------------------------------    ----------------    -----------------    ----------------
         Completed contracts                          $     9,646,910     $     7,408,955      $     2,237,955
         Uncompleted contracts                              7,755,502           5,903,700            1,851,802
                                                      ---------------     ---------------      ---------------
                                                      $    17,402,412     $    13,312,655      $     4,089,757
                                                      ===============     ===============      ===============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)



4.       CONTRACTS RECEIVABLE:


                                                                                  DECEMBER 31,      SEPTEMBER 30,
                                                                                      1998              1999
                                                                                ----------------   ----------------

          Completed contracts                                                   $       513,521    $       786,662
          Uncompleted contracts                                                       1,090,701            866,308
                                                                                ---------------    ---------------
                                                                                $     1,604,222    $     1,652,970
                                                                                ===============    ===============



5.       PROPERTY AND EQUIPMENT:

         Property and equipment consisted of the following:


                                                                       DECEMBER 31,     SEPTEMBER 30,
                                                                           1998              1999
                                                                      ---------------   ---------------

Land                                                                  $      518,437    $      518,437
Building and improvements                                                  1,716,434         1,738,419
Furniture and fixtures                                                       359,225           318,334
Machinery and equipment                                                    1,942,688         2,004,839
Vehicles                                                                      38,325            38,325
Leasehold improvements                                                       453,395           453,395
                                                                      --------------    --------------
                                                                           5,028,504         5,071,749
Accumulated depreciation and amortization                                   (421,016)         (638,542)
                                                                      --------------    --------------
                                                                      $    4,607,488    $    4,433,207
                                                                      ==============    ==============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)

6.       LONG-TERM DEBT:

         Long-term debt consisted of the following:

                                                                                       DECEMBER 31,       SEPTEMBER 30,
                                                                                           1998               1999
                                                                                     -----------------   ----------------
              Note payable to a bank, due in monthly installments of $20,917 with interest of 9%; due August 2003, and collateralized by land. This note is guaranteed by a significant stockholder of the Company. This note is currently in
                   default.                                                          $    3,681,333      $    3,492,559

              Note payable to a bank, due in monthly installments of $1,555 with interest of 9%; due June 2001, and collateralized by
                   furniture and equipment. This note is guaranteed by a
                   significant stockholder of the Company. This note is
                   currently in default.                                                     41,563              30,071

              Note payable to a vendor, due in monthly installments of
                   $10,416, with interest ranging from 2% to 8%, and
                   collateralized by aluminum equipment.                                    177,767                   -

              Note payable to an individual, due in monthly installments of
                   $2,500 with interest at Prime + 3.5% (11.75% as of
                   September 30,1999) and due in June 2003.                                 290,000             267,500
                                                                                     --------------      --------------
                                                                                          4,190,663           3,790,130
                                Less current portion                                       (421,500)         (3,553,154)
                                                                                     --------------      --------------
                                Total long-term debt                                 $    3,769,163      $      236,976
                                                                                     ==============      ==============

        Following are scheduled maturities of long-term debt at September 30, 1999:


                      YEAR ENDING
                     SEPTEMBER 30,                                                                      AMOUNT
                  ---------------------                                                            -----------------
                         2000                                                                      $      297,071
                         2001                                                                             294,476
                         2002                                                                             281,000
                         2003                                                                           2,917,583
                                                                                                   --------------
                                                                                                   $    3,790,130


         The Company has a line of credit with a financial institution under which $1,000,000 was outstanding at September 30, 1999 and December 31, 1998. The line has an interest rate of 8.25% and is guaranteed by a significant stockholder of the Company. This line was due August 31, 1999, and the Company is in negotiations with the financial institution for extended terms.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


6.       LONG-TERM DEBT: (continued)

         The Company has received advances from certain individuals totaling $513,000 at September 30, 1999. The Company is in discussions with these individuals to negotiate payment terms.

         Under the terms of the agreements with the notes due to financial institutions, the Company must meet certain covenant requirements. The most restrictive covenants include the maintenance of tangible net worth of at least $1,500,000. In addition, the Company is to maintain a debt to tangible net worth ratio of at least 3-to-1 and a current ratio of at least 1-to-1. The Company was in non-compliance of the aforementioned covenants at September 30, 1999.

         The financing company may demand repayment of the loan and seek other remedies provided in the agreement. No such demand has been made. The Company believes the financing company will continue to meet its financing needs as they relate to the properties collateralizing the related debt and does not anticipate the financing company, under the present circumstances, taking any actions that would have a material impact upon its operating activities. The entire balance due to the financial institution has been classified as current in the accompanying balance sheet.


7.       STOCKHOLDERS' EQUITY:

         Common Stock - The Company's capital stock is comprised of two classes of Common Stock with different voting rights. Each share of Common Stock is entitled to one-twentieth (1/20) of one vote, while each share of Class A Common Stock is entitled to one vote. As of September 30, 1999, no shares of Class A Common Stock have been issued.

         Stock Issuances and Capital Contributions - The Company issued 5,100,000 shares (restated) of common stock to an existing stockholder in exchange for the contribution of net liabilities totaling $219,318, including cash of $1,000,000; land and buildings with a cost basis to the stockholder totaling $2,545,682; and related mortgage debt owed on the property totaling $3,765,000. The net liabilities of MegaWorld, which totaled approximately $2,460 as of the Reverse Acquisition date, and the 11,840,926 common shares of MegaWorld outstanding prior to the merger, have been recorded as an increase in common stock and decrease to the accumulated deficit. On the Reverse Acquisition date, a majority stockholder of Texas TBS was given an $8,000,000 note from the Company, which is shown as a reduction of capital in the accompanying financial statements (see Note 8 for further discussions of terms of this note). In September 1999, the majority stockholder converted the $8,000,000 note payable to 6,400,000 shares of the Company's common stock.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)

8.       RELATED PARTY TRANSACTIONS:

         The Company has a receivable due from a related entity owned by the Chairman of the Board and stockholder, which totaled $244,914 and $186,729, as of September 30, 1999 and December 31, 1998, respectively. These receivables related to vendor payments made by the Company on behalf of the related entity.

         The Company has a note payable due to a stockholder and director, which totaled $472,500 and as of September 30, 1999 and December 31, 1998, respectively. This note was an obligation of MegaWorld prior to the Reverse Acquisition transaction and is to be repaid out of the revenue generated by the ITS, if any, in the future. Additional balances totaling $186,000 and $53,000 were due to the same stockholder at September 30, 1999 and December 31, 1998, respectively, which arose from advances to fund operations and a balance due in connection with an employment agreement. (See Notes 10 and 11.)

         The Company has a note payable due to stockholder, which totaled $161,000 as of September 30, 1999 and December 31, 1998. This note was for advances made to the Company. This note is currently due.

         The Company had a note payable to the Chairman of the Board and majority stockholder for $8,000,000 as of December 31, 1998, which was additional consideration due to Texas TBS in the MegaWorld reverse merger. This amount has been reflected as a distribution to stockholder in the accompanying statement of changes in stockholders' deficit. The note accrues interest at LIBOR + 2% (8.035% at December 31, 1998), and the first interest payment was due on May 3,1999. This note was converted to capital in September 1999. The Company has an additional note payable to the Chairman of the Board and stockholder for $297,419 and $468,134 as of September 30, 1999 and December 31, 1998, respectively. This note accrues interest at 6% and is currently due. Interest expense on this note totaled $482,100 and $94,963 for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively. As of September 30, 1999, no amounts had been paid on the accrued interest.

         The Company has a payable due to a related entity owned by the Chairman of the Board and stockholder, which totaled $588,707 and $427,244, as of September 30, 1999 and December 31, 1998, respectively. These payables related to advances owed by the Company to the related party.

         The Company has a payable to a stockholder totaling $40,450 at September 30, 1999. This payable arose for advances made by the stockholder.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


9.       INCOME TAXES:

         There were no material deferred tax assets and liabilities as of September 30, 1999, with the exception of the Company's net operating loss carryforwards ("NOLs"). The Company has provided a valuation allowance in the full amount of its net deferred tax asset totaling approximately $774,000.

         There are several limitations on this NOL. The maximum amount of liability that may be realized to the Company is $2,091,173. Future utilization of the NOLs may be limited by changes in the ownership of the Company.


10.      COMMITMENTS AND CONTINGENCIES:

         Lease Commitments - The Company is obligated under capital leases for equipment which expire in 2001 and 2003. The carrying value of the leased equipment and related accumulated amortization included in equipment is as follows:


                                                                                  DECEMBER 31,       SEPTEMBER 30,
                                                                                      1998               1999
                                                                                 ----------------   ----------------

          Construction and transportation equipment                              $      256,241     $      256,241
          Less accumulated amortization                                                 (53,072)           (97,179)
                                                                                 --------------     --------------
                                                                                 $      203,169     $      159,062
                                                                                 ==============     ==============


         The Company leases office space and certain equipment under operating leases which expire on various dates through June 2003. Rent expense was approximately $230,000 and $330,000 for the nine months ended September 30, 1999 and the year ended December 31, 1998.

         Future minimum lease payments under noncancellable leases with terms in excess of one year are as follows:


                                                                               CAPITAL             OPERATING
              YEARS ENDING SEPTEMBER 30,                                       LEASES               LEASES
          ------------------------------------                             ----------------     ----------------
                        2000                                               $       65,773       $      401,445
                        2001                                                       54,450              344,783
                        2002                                                       51,155              277,920
                        2003                                                       18,430               92,640
                                                                           --------------       --------------
          Total minimum lease payments                                            189,808       $    1,116,788
                                                                                                ==============
          Less amount representing interest                                       (32,544)
                                                                           --------------
          Present value of net minimum lease payments                             157,264
          Less current portion of capitalized lease obligation                    (49,677)
                                                                           --------------
          Capitalized lease obligation, net of current portion             $      107,587
                                                                           ==============

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)


10.      COMMITMENTS AND CONTINGENCIES: (continued)

         Legal Claims - The Company is involved in legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

         Board of Directors - Management is in discussions with a stockholder and director of the Company to resolve claims based upon an employment agreement and certain other expenses. The Company has recorded in the accompanying balance sheet amounts due to this stockholder and director totaling $658,500 as of September 30, 1999, which is management's best estimate of the liability. (See Note 8 for further discussions of the term of this note.) There is an additional claim of $272,000 asserted by the stockholder and director related to certain other expenses and a two-year employment agreement dated March 1, 1998 that was assumed in the Merger. In the opinion of management, the ultimate disposition of the additional claim will not have a material adverse effect on the Company's financial condition.

         Employment Agreements - The Company has employment agreements with several Company officers. Under these agreements, which expire in 2001, the Company is to pay a combined fixed salary of $350,000 per year during that time, and certain additional amounts could become due under incentives within these agreements. The significant obligation calls for an officer of the Company, or his surviving spouse, to receive one percent (1%) of gross revenues of the Company for a term of fifteen
         (15) years.


11.      ASSET HELD FOR SALE:

         MegaWorld held a leasehold interest in a castle located in northern Italy prior to the closing of the Reverse Acquisition transaction. The MegaWorld management prior to the Reverse Acquisition had intended to develop the property into a timeshare development. The new MegaWorld management subsequent to the Reverse Acquisition currently intends to focus on the Company's business activity in the United States and sell the leasehold interest in the castle, pending receipt of sufficient funding to develop the castle. The leasehold interest was originally acquired in April 1998 from an individual, who was named as a director of the Company prior to the transaction. The consideration given to purchase the leasehold interest was a note payable of $622,500, and MegaWorld common stock totaling 1,000,000 shares. The note payable was refinanced in July and August of 1998 for the issuance of 2,400,000 additional shares of MegaWorld common stock. As of September 30, 1999, the balance owed on this note was $472,500 (see Note 8 for discussion of this note). In the purchase price allocation as of the Reverse Acquisition date, management allocated $622,500 to this leasehold interest. Any excess sales price over carrying value will be reflected as a purchase price adjustment. Any deficiency between the sales price and the carrying value of this asset will be reflected in the Company's statement of operations.

                                 MEGAWORLD, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (Information subsequent to September 30, 1999 is unaudited)

11.      ASSET HELD FOR SALE: (continued)

         The castle has been generating operating losses since it was acquired. Management believes the Company has recorded the value of this asset at its net realizable value at September 30, 1999 and has captured all of the obligations associated with maintaining and operating this leasehold interest and included such in the accompanying financial statements.


12.      EMPLOYEE BENEFIT PLAN:

         The Company sponsors a 401(k) plan (the "Plan") which covers substantially all of its employees meeting minimum age and service requirements. The Plan provides for the employees to defer a portion of their compensation into the Plan. The Company has made no matching contribution to the Plan.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MEGAWORLD, INC.



Date:    March 9, 2000                      By: /s/ CHARLES D. MCPHAIL
         --------------------                  ---------------------------------
                                               Charles D. McPhail
                                               President